1934 Act Registration No. 1-31335

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2002

AU Optronics Corp.

(Translation of Registrant's Name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No __V____

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

AU Optronics Corporation

August 7, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2002

1) Sales volume (NT$ Thousand)

Period	*Items*	*2002*	*2001*	*Changes*	*%*
July	*Invoice amount*	6,422,888	2,198,421	4,224,467	192.16%
Jan – July	*Invoice amount*	48,630,604	13,420,486	35,210,118	262.36%
July	*Net sales*	6,144,429	2,824,067	3,320,362	117.57%
Jan –July	*Net sales*	48,564,598	16,793,917	31,770,681	189.18%

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*December*	*Bal. as of period end*
AUO	0	0	0
AUO's subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ Thousand)

	Limit of endorsements	*December*	*Bal. as of period end*
AUO	0	0	0
AUO's subsidiaries	0	0	0
AUO endorses for subsidiaries		0	0
AUO's subsidiaries endorse for AUO		0	0
AUO endorses for PRC companies		0	0
AUO's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)(NT$Million)

	AUO	AUO's subsidiaries
Underlying assets / liabilities	14,761	170
Financial instruments	Forward contract	Forward contract
Realized profit (loss)	181	9

a-2 Hedging purpose (for the position of floating rate liabilities)

	AUO	AUO's subsidiaries
Underlying assets / liabilities	N/A	N/A
Financial instruments	N/A	N/A
Realized profit (loss)	N/A	N/A

b Trading purpose : None

AU Optronics Corporation
For the month of July, 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of AU Optronics Corporation ("AUO") (NYSE : AUO) 2) the pledge and clear of pledge of AUO common shares by directors, supervisors, executive officers and 10% shareholders of AUO 3) the acquisition assets by AUO 4) the disposition of assets by AUO for the month of July 2002

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as July 31, 2001*	*Number of shares held as of November 30, 2001*	*Number of shares held as of December 31, 2001*	*Changes*
N/A	N/A				

2) The pledge and clear of pledge of AUO common shares by directors, supervisors, executive officers and 10% shareholders : None

3) The acquisition assets (NT$ Thousand)

Description of assets	*July*	*Jan –July*
Marketable securities	60,000	6,888,494
Fixed assets	1,228,897	8,389,108

4) The disposition of assets (NT$ Thousand)

Description of assets	*July*	*Jan –July*
Marketable securities	1,191,575	7,385,485
Fixed assets	30,555	95,884

AU Optronics Corporation

July 1-31, 2002

Subject: Acquirement of patent

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press

Conference Regarding Material Information of Listed Companies Article 2-10

Content:

Patent Number	Name of patent (trademark) and copyright	Acquirement date of patent (trademark) and copyright	Acquirement cost of patent (trademark) and copyright
R.O.C. 151408	Method for fabricating undercut structure of Poly-Si TFT	07/04/2002	N/A
U.S.6406832	Method for fabricating ribs of a plasma display panel	07/04/2002	N/A
U.S.09821937、U.S .903388、U.S.6034818、U.S.6243198、PCT/US9910192	High efficiency;electromagnetic beam projector and systems and method for implementation thereof	07/05/2002	N/A
R.O.C. 151270	Plasma display panel that uses different electrode pair widths to control color temperature	07/08/2002	N/A
U.S. 6388643	Method of driving a plasma monitor	07/17/2002	N/A
R.O.C. 187686	Temperature control device for high-temperature	07/23/2002	N/A
R.O.C. 152184	Semiconductor device, a method for making the same, and an LCD monitor comprising the same	07/25/2002	N/A
U.S. 6407790	Method of fabricating a liquid crystal	07/25/2002	N/A
R.O.C. 152542	Plasma display device	07/30/2002	N/A
R.O.C. 152704	Method and apparatus for providing sustaining waveform for plasma display	07/30/2002	N/A

Patent Number	Name of patent (trademark) and copyright	Acquirement date of patent (trademark) and copyright	Acquirement cost of patent (trademark) and copyright
R.O.C. 152551	Display structure and method for interconnecting the lamp and leads	07/30/2002	N/A
R.O.C. 152782	Masking edge of display and method for manufacturing the same	07/30/2002	N/A
U.S. 6417628	Protective device for a tube on a plasma display panel	07/30/2002	N/A

AU Optronics Corporation
July 08, 2002

Subject: The post merger effect against Unipac Optolelectroincs in respect of business, finance, shareholders' equity thereto and the appraisal opinion form the underwriter regarding whether the anticipated efficiency emerged after the merger.

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-44

Content:

1. **Date of Occurrence: July 8, 2002**
2. **Background of Occurrence: the post merger effect against Unipac Optolelectroincs in respect of business, finance, and shareholders' equity thereto; and the appraisal opinion form the underwriter's viewpoint regarding whether the anticipated efficiency emerged after the merger.**
3. **Adopting measure: inapplicable**
4. **Others to announced:**

AU Optronics (hereinafter referred as "AU") conducted the merger of Unipac Optoeletronic (hereinafter referred as "Unipac") on September1, 2001, and accomplished the registration of amendment on September 14, 2001.

AU Optronics, up to the 2nd quarter of the fiscal year 91 (2002), has privately calculated that the business revenue, reaching NT$ 42,420,169,000, as compared to the same period last year (including "Unipac") of NT$13,969,850,000, with an increase of 204%. Due to the different application of products of two then companies, two individual groups of customers prior to the merger integrated and generated a synergy of consolidation, enabling AU increase its business revenue enormously, moreover, the business scale continued to expand. Therefore, it is clearer now that the efficiency of

merger becomes emerging, and increased the shareholders' equity positively. In the post-merger period, the integration of resource including but not limited to the technology developments, business expansion, improvements of manufacturing, etc, have been effectively lowered the operational costs, as well as continuously expending the business scale, upgrading the capabilities of product developments, and most importantly, the competitiveness to the market. It is positively beneficial to the Company in respect of business, finance, and shareholders' equity thereto.

AU Optronics Corporation
July 12, 2002

Subject: An explanation about reportedly (by certain media) that the Company was to subscribe certain shares of capital investment of a Color Filter manufacturer.

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-31

Content:

1. **Source: Gehen Net News.**
2. **Date of report: July 12, 2002**
3. **Essence of report: the Company was to subscribe certain shares of capital investment of a Color Filter manufacturer.**
4. **Information forwarded by Investor(s): inapplicable**
5. **Explanation of the Company: Up to date the Company has no plan for such investment program, and herby to clarify such incorrect report.**
6. **Countermeasure(s): None**
7. **Other description: None**

AU Optronics Corporation
July 15, 2002

Subject: An explanation about reportedly (by certain media) that the Company was to jointly set up a new company with a Color Filter manufacturer.

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-31

Content:

1. Source: Economics Daily News.
2. Date of report: July 15, 2002
3. Essence of report: the Company and ChunHwa Picture Tube and He Hsin were to jointly set up a new company to engage into the business of Color Filter for Generation V., with the capital of over NT$6 Billions, located at LungTan Taoyuan, and mass production on 2003.
4. Information forwarded by Investor(s): inapplicable
5. Explanation of the Company: Up to date the Company has no plan for such investment program, and herby deny such untrue report.
6. Countermeasure(s): None
7. Other description: None

au optronics

FOR IMMEDIATE RELEASE

For Further Information:
Yawen Hsiao
Corporate Communications Dept.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

AU Optronics Corp. Announces Year 2002 Second Quarter Unconsolidated Results for the Period Ended June 30, 2002

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), the world's third largest manufacturer of large-size TFT-LCD panels, today announced its unconsolidated results of operations for the quarter ended June 30, 2002. All financial information was prepared in accordance with generally accepted accounting principles in Taiwan ("ROC GAAP") on an audited unconsolidated basis. There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002. The audited unconsolidated financial information presented herein is not necessarily indicative of our future financial results.

Hsinchu, Taiwan, August 7, 2002 –
AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), today announced its financial results for the second quarter of 2002. Net sales for the quarter ended June 30, 2002 totaled NT$22,671 million, representing a 199.2% increase from NT$7,577 million in the year-ago period and up 14.8% sequentially. Net income reached NT$3,896 million, compared to a net loss of NT$2,145 million for the same period of 2001 and a 91.5% increase from 1Q02, while diluted EPS grew 87.8% from NT$0.57 in 1Q02 to NT$1.07 in 2Q02.

Gross profit in 2Q02 totaled NT$5,945 million while operating income increased 103.9% QoQ to NT$4,860 million, reflecting a gross margin of 26.2% and operating margin of 21.4%, respectively.

The impressive operational results in 2002 are attributable to higher average selling price ("ASP") in 2Q02 and the continuous improvement in product mix. Unit shipment of large-size panels (>8.4") amounted 2.2 million, while blended large-size panel ASP in US$ for the quarter increased 42.7% YoY to US$270. In addition, small & medium size panel shipment reached 1.9 million in the second quarter of 2002 – AU Optronics currently ranked No. 2 globally in digital still camera ("DSC") and digital video camera ("DVC"), and No. 3 worldwide in automobile monitor segments.

2Q 2002 Results: YoY Comparison Highlights

- Net sales grew 199.2% YoY to NT$22.7 billion
- Net income reached NT$3.9 billion vs. net loss of NT$2.1 billion in the year-ago period
- Gross profit of NT$5.9 billion vs. a gross loss of NT$1.1 billion in 2Q01; gross margin increased from +26.2% from –15.1% in 2Q01
- Operating income totaled NT$4.9 billion vs. an operating loss of NT$2.0 billion in 2Q01; operating margin rose significantly from –26.4% in 2Q01 to +21.4% in 2Q02
- Diluted EPS for 2Q02 of NT$1.07 vs. loss per common share of NT$0.77 in the year-ago period

2Q02 Results: QoQ Comparison Highlights

- Net sales and net income in the second quarter of 2002 grew 14.8% and 91.5%, respectively, over the previous quarter
- Gross profit for the second quarter increased 79.8% sequentially to NT$5.9 billion; gross margin increased from 16.7% sequentially from 1Q02 to 26.2% in 2Q02
- Operating income up 103.9% QoQ, from NT$2.4 billion in the first quarter of 2002; operating margin rose to 21.4% from 12.1% in 1Q02
- Diluted earnings per share of NT$1.07, up 87.8% QoQ vs. NT$0.57 in 1Q02

About AU Optronics:

AU Optronics is among the world's largest manufacturers of large-size thin film transistor liquid crystal display panels ("TFT-LCDs"), which are currently the most widely used flat panel display technology. TFT-LCDs are used in notebook computers, desktop monitors and televisions, digital cameras, DVD players, PDAs, mobile phones, portable games, and car navigation systems, among other applications.

AU Optronics was formed by the merger of Acer Display Technology, Inc. and Unipac Optoelectronics Corporation in 2001. The Company is now one of the few manufacturers globally with capabilities to serve both the small and large-size TFT-LCD sectors. The Company had net sales under ROC GAAP of NT$37.6 billion (US$1.1 billion) in 2001.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: August 16, 2002

By [signature]

Max Weishun Cheng

Chief Financial Officer